Issuer Free Writing Prospectus, dated June 28, 2007

Filed by: RAIT Financial Trust pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-139889

1,600,000 Shares

8.875% Series C Cumulative Redeemable Preferred Shares

of Beneficial Interest

This information supplements the information contained in the Preliminary Prospectus Supplement dated June 25, 2007 to the Prospectus dated January 10, 2007.

Issuer:	RAIT Financial Trust

Security:	8.875% Series C Cumulative Redeemable Preferred Shares, par value $0.01 per share, or the Series C preferred shares

Securities Offered:	1,600,000 shares, all primary

Overallotment Option:	240,000 shares, all primary

Type of Offering:	SEC Registered—Registration Statement No. 333-139889

Public Offering Price:	$25.00 per share

Ranking:	Preferred

Distribution Rate and Payment Dates:	Investors will be entitled to receive cumulative cash dividends on the Series C preferred shares at a rate of 8.875% per year of the $25.00 liquidation preference (equivalent to the fixed annual amount of $2.21875 per year per share) from and including the date of original issuance. However, during any period of time that both (i) the Series C preferred shares are not listed on the the New York Stock Exchange, or the NYSE, the American Stock Exchange, or the AMEX, or the NASDAQ Stock Market or NASDAQ, and (ii) we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, but Series C preferred shares are outstanding, we will increase the cumulative cash distributions payable on the Series C preferred shares to a rate of 9.875 % per year of the $25.00 liquidation preference (equivalent to the fixed annual amount of $2.46875 per year per share). Dividends will be payable quarterly in arrears on the last calendar day of each March, June, September and December or, if not a business day, the next succeeding business day. Dividends will be cumulative from and including the date of original issuance, which is expected to be July 5, 2007. The initial dividend payment date for any Series C preferred share shall be October 1, 2007 and the amount of the dividend payable on October 1, 2007 on any of these shares shall be calculated from the earliest date of original issuance of any Series C preferred share. The first dividend will be for less than a full quarter and pro rated accordingly.

Maturity:	Perpetual

Special Optional Redemption:	If at any time both (i) the Series C preferred shares cease to be listed on the NYSE, the AMEX or the NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, but Series C preferred shares are outstanding, we will have the option to redeem the Series C preferred shares, in whole but not in part, within 90 days of the date upon which the Series C preferred shares cease to be listed and we cease to be subject to such reporting requirements, for cash at $25.00 per share, plus accumulated and unpaid distributions, if any, to the redemption date.

Optional Redemption:	We are not required to redeem the Series C preferred shares at any time. We may not redeem the Series C preferred shares before July 5, 2012, except for the special optional redemption described above and in limited circumstances relating to the ownership limitations necessary to preserve our tax qualification as a REIT. On or after July 5, 2012, we may, at our option, redeem the Series C preferred shares, in whole or part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption generally will be on a pro rata basis.

Underwriting Discount:	$0.7875 per share

Trade Date:	June 29, 2007

Settlement Date:	July 5, 2007

CUSIP:	749227 500

Underwriters:	Bear, Stearns & Co. Inc. (Sole Book-Running Manager), Piper Jaffray & Co., RBC Dain Rauscher Inc., Stifel, Nicolaus & Company, Incorporated and Friedman Billings Ramsey

Net Proceeds:	Approximately $38.3 million ($44.1 million if the over-allotment option is exercised in full), after deducting the underwriting discount and commissions and our estimated offering expenses.

Use of Proceeds:	We intend to use the net proceeds for general trust purposes, principally investment in our targeted asset classes. Pending any of these uses, the net proceeds will be held in interest-bearing bank accounts or invested in readily marketable, interest-bearing assets.

Common stock symbol / Exchange:	RAS PrC / NYSE application filed

Recent Developments:

The following information supplements and adds to the information included in the section captioned Prospectus Supplement Summary - “Recent Developments” in our Preliminary Prospectus Supplement:

* * * * * *

CDO Activity

On June 28, 2007, we closed Taberna Preferred Funding IX, Ltd, or Taberna IX, a $750 million collateralized debt obligation, or CDO, transaction. This CDO provides financing for investments consisting of trust preferred securities, or TruPS, issued by real estate investment trusts and real estate operating companies, senior and subordinated notes issued by real estate entities and other investments consisting of commercial mortgage-backed securities, other real estate interests, senior loans and CDO debt securities. The investments owned by Taberna IX are pledged as collateral to secure its debt and, as a result, will not be available to us, our creditors or our shareholders. The CDO debt bears interest at rates ranging from the one-month London Inter-Bank Offered Rate, or LIBOR, plus 0.34% to LIBOR plus 5.50%. All of the CDO notes payable mature in 2037, although Taberna IX may call the debt at par at any time after June 2017. Taberna IX issued a total of $705 million of par amount CDO notes payable to investors. We purchased $228 million of the CDO notes payable and all of the $53 million of preference shares issued by Taberna IX. We financed our investment in the CDO notes through $164 million of borrowings under repurchase agreements.

Ownership Limit Exemption

On June 28, 2007, our board of trustees exempted three investors from the ownership limit in our declaration of trust providing that, in general, no person may own more than 9.8% of any series of our outstanding preferred shares with respect to their ownership of the Series C preferred shares. Our board permitted these investors to own up to 25%, 13% and 13% of the Series C preferred shares, respectively.

Capitalization :

The following information supplements and adds to the information included in the section titled “Capitalization” in our Preliminary Prospectus Supplement:

* * * * * *

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007 on an actual basis and on a pro forma basis to reflect:

•

the sale of our convertible notes (as described in “Recent Developments-Convertible Notes Offering and Common Share Repurchase”) for net proceeds of $415 million after deducting the fees of the initial purchaser and our offering expenses;

•	the repurchase of 2,717,600 common shares (as described in “Recent Developments-Convertible Notes Offering and Common Share Repurchase”) at a price of $27.34 per share;

•

our completion of an $833 million commercial real estate CDO transaction, RAIT Preferred Funding II, Ltd. (as described in “Recent Developments-CDO Activity”). RAIT Preferred Funding II, Ltd. received commitments for $833 million of CDO notes payable and preference shares, of which $434 million were issued to investors as of June 7, 2007, the closing date. We retained approximately $110 million of the preference shares and $89 million of the CDO notes issued by RAIT Preferred Funding II, Ltd. Our investment in the CDO notes payable was partially financed through repurchase agreement borrowings totaling $48 million;

•	the repayment of approximately $308 million of indebtedness under repurchase agreements with a portion of the proceeds of the CDO notes payable issued by RAIT Preferred Funding II, Ltd.; and

•

our completion of a $750 million collateralized debt obligation, or CDO, transaction, Taberna IX, (as described in “Recent Developments-CDO Activity”). Taberna IX issued a total of $705 million of par amount CDO notes payable to investors. We purchased $228 million of the CDO notes payable and all of the $53 million of preference shares issued by Taberna IX. We financed our investment in the CDO notes through $164 million of borrowings under repurchase agreements.

The following table also sets forth our capitalization as of March 31, 2007 on a pro forma as adjusted basis to reflect further:

•	the sale of 1,600,000 Series C preferred shares in this offering for net proceeds of $38 million after deducting the underwriting discount and estimated offering expenses.

	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)
	(in thousands, except per share data)
Total indebtedness	$11,517,472	$12,656,858	$12,656,858
Minority interest and preferred shares	123,517	123,517	123,517
Shareholders’ equity:
Preferred shares, $.01 par value; 25,000,000 shares authorized;
7.75% Series A cumulative redeemable preferred shares, liquidation preference $25.00 per share; 2,760,000 shares issued and outstanding (actual and as adjusted)	28	28	28
8.375% Series B cumulative redeemable preferred shares, liquidation preference $25.00 per share; 2,258,300 shares issued and outstanding (actual and as adjusted)	23	23	23
8.875% Series C cumulative redeemable preferred shares, liquidation preference $25.00 per share; 1,600,000 shares issued and outstanding (as adjusted)	—	—	16
Common shares, $.01 par value; 200,000,000 shares authorized; 63,672,700 shares issued and outstanding (actual); 60,955,100 shares issued and outstanding (as adjusted)	632	605	605
Additional paid-in capital	1,589,631	1,515,277	1,553,601
Accumulated other comprehensive loss	(24,094)	(24,094)	(24,094)
Retained earnings	(50,336)	(50,336)	(50,336)

Total shareholders’ equity	1,515,884	1,441,503	1,479,843

Total capitalization	$13,156,873	$14,221,878	$14,260,218

(1)	Excludes common shares reserved for issuance under our equity compensation, dividend reinvestment and share purchase programs.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND A PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE (866) 803-9204.

IF YOU HAVE RECEIVED THIS DOCUMENT BY ELECTRONIC TRANSMISSION, ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE ELECTRONIC TRANSMISSION ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER ELECTRONIC TRANSMISSION SYSTEM.

Dated: June 28, 2007